Exhibit 99.1

RESULTS OF THE ANNUAL GENERAL MEETING OF GRINDROD SHIPPING HOLDINGS LTD. HELD ON JULY 14, 2020 (the “AGM”)

There were 19,006,858 ordinary shares in issue (excluding treasury shares) as at the date of the AGM. 10,677,199 ordinary shares, being 56.18% of the issued ordinary shares, were present or represented at the AGM, constituting a quorum.

At the AGM, the shareholders voted on all the resolutions relating to the ordinary business and all the resolutions relating to the special business as set out in the notice of the AGM, dated June 17, 2020. All resolutions considered at the meeting were duly passed.

Each ordinary share carries one vote. Details of all votes validly cast at the AGM are set out below:

		For(1)		Against(1)		Abstentions(1)
		Number of shares	%(2)	Number of shares	%(2)	Number of shares	%(3)
Resolution number and details

Routine Business

1.	To receive and adopt the Directors’ Statement, the Auditors’ Report and the Audited Financial Statements of the Company for the financial year ended December 31, 2019.	10,668,154	100.00	425	0.00	8,620	0.08

2.	To re-appoint Mr. Quah Ban Huat, who retires pursuant to Regulation 101 of the Constitution, as a Director of the Company.	10,669,422	99.97	3,271	0.03	4,506	0.04

3.	To re-appoint Mr. John Herholdt, who retires pursuant to Regulation 101 of the Constitution, as a Director of the Company.	10,669,436	99.97	3,274	0.03	4,489	0.04

4.	To approve the remuneration of the Non-executive Directors of the Company from time to time during the year ending December 31, 2020 in accordance with the following annual fee rates as may be relevant to each Non-executive Director: (i) total all-inclusive Chairman’s fee of US$150,000; (ii) Director’s fee of US$65,000; (iii) Committee Chairman fees of US$20,000; and (iv) Committee member’s fee of US$10,000.	10,499,300	98.38	172,904	1.62	4,995	0.05

5.	To re-appoint Deloitte & Touche LLP as the Auditors of the Company for the financial year ending December 31, 2020 and to authorize the Directors to fix their remuneration.	10,671,454	99.99	1,231	0.01	4,514	0.04

Special Business

6.	Authority to allot and issue shares under the 2018 Forfeitable Share Plan.	9,848,320	92.28	824,247	7.72	4,632	0.04

7.	Renewal of the Share Repurchase Mandate.	10,663,992	99.92	8,232	0.08	4,975	0.05

Notes:

(1)   Whilst ordinary shares abstained from voting count toward determining the quorum of the meeting, the calculation of the percentage of votes cast in favour of, or against, the resolution disregards abstained votes.

(2)   Percentage is calculated as the votes for or against, as applicable, divided by the total of votes for and against, and not including abstentions.

(3)   Percentage is calculated as the votes abstained divided by total ordinary shares represented at the AGM, being 10,677,199 ordinary shares.